December 10, 2019

David McKenney
Chief Financial Officer
Energy 11, L.P.
120 West 3rd Street
Suite 220
Fort Worth, Texas 76102

       Re: Energy 11, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 000-55615

Dear Mr. McKenney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation